EXHIBIT 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-84921, 33-90848, 33-92200, 333-57683 and Form S-3 No. 333-32068) pertaining to the 1995 Stock Option Plan, 1995 Employee Stock Purchase Plan, 1992 Stock Option Plan, and Amended and Restated 1984 Incentive Stock Option Plan of SDL, Inc. and to the registration of shares of common stock of SDL, Inc. issued or to be issued in connection with its acquisition of Queensgate Instruments Limited of our report dated January 27, 2000, except for the fifth paragraph of Note 9 and the first paragraph of Note 13, as to which the date is March 27, 2000, with respect to the consolidated financial statements and schedule of SDL, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 1999.

/s/ Ernst & Young LLP

San Jose, California
March 27, 2000